United States securities and exchange commission logo





                            November 23, 2021

       Tyson T. Abston
       Chairman and Chief Executive Officer
       Guaranty Bancshares, Inc.
       16475 Dallas Parkway
       Suite 600
       Addison, TX 75001

                                                        Re: Guaranty
Bancshares, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 22,
2021
                                                            File No. 333-261266

       Dear Mr. Abston:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Eric
Envall at (202) 551-3234 with any questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Finance